Exhibit II

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES FILING OF FORM 20-F WITH THE SEC

ATHENS, GREECE, May 3, 2019 — Capital Product Partners L.P. (the “Partnership”) (NASDAQ: CPLP), an international owner of ocean-going vessels, announces the filing of its annual report on Form 20-F for the year ended December 31, 2018, which includes the Partnership’s audited financial statements, with the U.S. Securities and Exchange Commission. An electronic copy of the filing is now accessible on the Partnership’s website at www.capitalpplp.com.

Additionally, unitholders can request a hard copy of the Partnership’s annual report free of charge upon request through the Partnership’s website www.capitalpplp.com or by writing to:

Capital Product Partners L.P.

3 Iassonos Str.

18537 Piraeus, Greece

or by sending an e-mail to info@capitalpplp.com.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 11 vessels, including ten neo panamax container vessels and one drybulk vessel.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-G

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.